

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Christopher Anzalone
Chief Executive Officer
Arrowhead Pharmaceuticals, Inc.
177 E. Colorado Blvd, Suite 700
Pasadena, California 91105

> **Re:  Arrowhead Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2020**
> **Filed November 23, 2020**
> **File No. 001-38042**

Dear Mr. Anzalone:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences